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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

  ANNOUNCEMENT OF THE RESULTS OF THE INTERNAL INVESTIGATION IN CONNECTION WITH
   THE DIESEL PARTICULATE FILTER ("DPF") INCIDENT TOGETHER WITH OUR COURSE OF
                          ACTIONS BASED ON ITS RESULTS

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 27, 2004

Commission File Number 09929

                               MITSUI & CO., LTD.
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                 (Translation of registrant's name into English)
             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 27, 2004

                                                    MITSUI & CO., LTD.

                                            By: /s/ Tasuku Kondo
                                                ------------------------------
                                                Name: Tasuku Kondo
                                                Title: Executive Director
                                                       Executive Vice President
                                                       Chief Financial Officer

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                                                               December 24, 2004

                                                               Mitsui & Co., Ltd

For Immediate Release

To whom it may concern

  ANNOUNCEMENT OF THE RESULTS OF THE INTERNAL INVESTIGATION IN CONNECTION WITH
   THE DIESEL PARTICULATE FILTER ("DPF") INCIDENT TOGETHER WITH OUR COURSE OF
                          ACTIONS BASED ON ITS RESULTS

Reference is made to our announcements dated November 22, 2004 and December 1, 2004 regarding the Diesel Particulate Filter ("DPF") incident. Immediately after the identification of the incident, we established an internal investigation committee chaired by outside counsel. We would like to report on the results of the investigation, together with our course of actions based on its results.

THE RESULT OF THE INTERNAL INVESTIGATION

The internal investigation committee is chaired by Mr. Seinei Gondo and consists of 16 outside lawyers. During the period from November 16, 2004 to December 20, 2004, they thoroughly interviewed 27 individuals and reconciled their findings with vast volumes of related documents. It was reported that the total time spent on the investigation came up to about 1,600 hours. The investigation report is more than 2,000 pages in length, including attachments. The 27 individuals that were interviewed included those who were not directly involved in the incident as well as those who were. In order to protect the privacy of the 27 interviewees, we will not disclose the full text of the investigation report.

The investigation covered not only the data falsifications of the DPF incident ("Data Falsifications") but also fraudulent activities ("Fraudulent Activities") that took place in PUREarth Incorporated ("PE"), Mitsui's wholly owned subsidiary, which were identified during the course of a periodic internal audit that resulted in the confession on the Data Falsifications from one of Mitsui's employees. The investigation report concluded that there were no more than four individuals who were involved in the Data Falsifications. The four individuals consisted of two Mitsui employees, a PE officer who used to be a contracted employee of Mitsui, and a PE employee. We had previously mentioned that three individuals seemed to have been involved, two from Mitsui and one from PE, but the investigation committee identified and reported on the involvement of the fourth individual, a PE employee.

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With respect to the Fraudulent Activities in PE, the investigation committee reported on the suspicion that the PE officer and another PE employee acted in breach of their fiduciary duty and may have caused financial damage to PE. The PE employee involved in such Fraudulent Activities is a separate individual from the PE employee involved in the Data Falsifications.

OUR COURSE OF ACTIONS BASED UPON THE RESULTS OF THE INTERNAL INVESTIGATION

Based on the results of the investigation, Mitsui decided on the disciplinary dismissal of the two employees who were unquestionably involved in the Data Falsifications. PE decided on the disciplinary dismissal of each of the two employees who were involved in the Data Falsifications and the Fraudulent Activities, respectively. At its meeting of the board of directors today, PE also decided to file criminal complaints against the PE officer and the PE employee who were involved in the Fraudulent Activities. The PE officer had already resigned from PE as of November 30, 2004, but PE reserves its right to pursue his liability as PE officer and director.

We have so far taken disciplinary and legal actions only on those individuals who had been directly involved in the Data Falsifications and the Fraudulent Activities. However, we also recognize the responsibility of our management team which was unable to prevent the occurrence of these grave incidents, and will take relevant actions in this respect in consideration of further internal analyses and evaluations based on the results of the investigation as well as the directions of relevant administrations including the results of criminal complaints filed by the Tokyo Metropolitan Government and three other prefectural governments. We will once again report on these further actions at the earliest appropriate opportunity.

We would have to work honestly and diligently a long way with high ethical standards before we could recover the trust and confidence which were lost through the incident. In this connection, We have come up with the following list of measures to prevent the recurrence of similar incidents in future.

      1. Overhauling the internal controls and compliance mechanisms on a consolidated basis

      2. Facilitating the utilization of whistle-blowing system involving subsidiaries by ensuring anonymity

      3. Enhancing the internal evaluation process on new businesses related to R&D, the environment and any businesses in which government subsidies are involved. Outside experts will be brought in where it is identified that there is lack of internal expertise.

      4. Increasing the frequency and the scope of internal auditing by the Internal Auditing Division, which reports directly to the President, including the introduction of unscheduled auditing

      5. Strengthening the internal control of subsidiaries by appointing corporate auditors from Mitsui who are not affiliated with the business affairs of such subsidiaries

      6. Reviewing and strictly applying the internal rules on disciplinary actions

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Soon after the announcement on November 22, 2004, we established the DPF
Response Headquarters which now involves 260 employees working full time to take responsive measures outlined in the announcement made on December 1, 2004, namely, (1) free replacement of DPFs, (2) remedial measures other than DPF replacement, and (3) compensation of subsidies. We have so far received 1,600 inquiries from our users and sales agents over telephone or fax, and visited more than 400 of them. Through such efforts, we have been able to cover almost all of our DPF users directly or indirectly. Our staff have also visited providers of subsidies relating to our DPFs, including state and local governments as well as industry associations, whose directions and support have been instrumental in implementing these responsive measures.

Again, Mitsui expresses our utmost regret to our DPF users and all the parties concerned as well as the citizens and the local communities for the occurrence of this incident.

                                        For further information, Please contact
                                        Mitsui & Co., Ltd.
                                          Corporate Communications Division
                                           Tel: +81-3-3285-7564
                                          Investor Relations Division
                                           Tel: +81-3-3285-7910

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